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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECHTARGET, INC.
(Name of Subject Company (Issuer))

TECHTARGET, INC.
(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

87874R100
(CUSIP Number of Class of Securities)

Michael Cotoia
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, Massachusetts 02466
(617) 431-9200
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark G. Borden
Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$62,000,000	$6,244

(1)
Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 8,000,000 shares of common stock, par value $0.001 per share, at the offer price of $7.75 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by TechTarget, Inc., a Delaware corporation, to purchase up to 8,000,000 shares of its common stock, par value $0.001 per share, at a price of $7.75 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B).

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is TechTarget, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 275 Grove Street, Newton, Massachusetts 02466. The telephone number of its principal executive office is (617) 431-9200.

        (b)   The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section 7 ("Price Range of the Shares") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The Company is the filing person and subject company. The Company's address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "Introduction";

  •
  Section 1 ("Number of Shares; Proration");

  •
  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditions of the Tender Offer");

  •
  Section 8 ("Source and Amount of Funds");

  •
  Section 9 ("Certain Information Concerning the Company");

  •
  Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 13 ("Material U.S. Federal Income Tax Consequences");

  •
  Section 14 ("Extension of the Tender Offer; Termination; Amendment"); and

  •
  Section 16 ("Financial Information").

        (b)   The information set forth in the Offer to Purchase under "Introduction", "Summary Term Sheet" and Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

        (b)   Not applicable.

        (d)   The information set forth in the Offer to Purchase under Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b) The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under Section 15 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the offer is not subject to any financing condition; and (3) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

        (b)   Not applicable. For certain pro forma information, see Section 16 ("Financial Information") of the Offer to Purchase.

Item 11.    Additional Information.

        (a)   The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning the Company"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 11 ("Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Purchase dated May 10, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated May 10, 2016.
(b)

$50,000,000 Senior Secured Credit Facilities Credit Agreement by and among the Company, as the Borrower, the several lenders from time to time parties thereto and Silicon Valley Bank as Administrative Agent and Lead Arranger, dated as of May 9, 2016 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2016).

(d)(1)

Second Amended and Restated Investors' Rights Agreement by and among the Company, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(2)

Form of Indemnification Agreement between the Company and its Directors and Officers (Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(3)	2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(4)

Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(5)

Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(6)

Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.5.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(7)

Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(8)	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(9)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed on March 31, 2008).

(d)(10)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on March 31, 2008).

(d)(11)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on March 31, 2008).

(d)(12)	2016 Executive Incentive Bonus Plan (Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on March 11, 2016).
(d)(13)	1999 Stock Option Plan (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(14)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants prior to September 27, 2006) (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(15)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants on or after September 27, 2006) (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(16)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants to executives) (Incorporated by reference to Exhibit 10.10.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(17)

Form of Nonqualified Stock Option Grant Agreement under the 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(18)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K filed on March 31, 2008).

(d)(19)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed on March 31, 2008).

(d)(20)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K filed on March 31, 2008).

(d)(21)

Amended and Restated Restricted Stock Unit Agreement, dated August 10, 2008, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on March 16, 2011).

(d)(22)

Employment Agreement, dated January 1, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2012).

(d)(23)

Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Kevin Beam, dated January 10, 2012, (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed on March 15, 2012).

(d)(24)

Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Don Hawk, dated January 10, 2012 (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed on March 15, 2012).

(d)(25)	Employment Agreement, dated May 4, 2012, by and between the Company and Janice Kelliher (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2012).
(d)(26)	Employment Agreement by and between the Company and Michael Cotoia dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 9, 2016).
(d)(27)

Employment Agreement by and between the Company and Gregory Strakosch dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 9, 2016).

(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2016

TECHTARGET, INC.
By:	/s/ JANICE KELLIHER
	Name:	Janice Kelliher
	Title:	Chief Financial Officer

 EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 10, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated May 10, 2016.
(b)	$50,000,000 Senior Secured Credit Facilities Credit Agreement by and among the Company, as the Borrower, the several lenders from time to time parties thereto and Silicon Valley Bank as Administrative Agent and Lead Arranger, dated as of May 9, 2016 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2016).
(d)(1)	Second Amended and Restated Investors' Rights Agreement by and among the Company, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(2)	Form of Indemnification Agreement between the Company and its Directors and Officers (Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503))
(d)(3)	2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(4)	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(5)	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(6)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.5.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(7)	Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(8)	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(9)	Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(10)	Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(11)	Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(12)	2016 Executive Incentive Bonus Plan (Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on March 11, 2016).
(d)(13)	1999 Stock Option Plan (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(14)	Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants prior to September 27, 2006) (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(15)	Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants on or after September 27, 2006) (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(16)	Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants to executives) (Incorporated by reference to Exhibit 10.10.1 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(17)	Form of Nonqualified Stock Option Grant Agreement under the 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(18)	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(19)	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(20)	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K filed on March 31, 2008).
(d)(21)	Amended and Restated Restricted Stock Unit Agreement, dated August 10, 2008, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on March 16, 2011).
(d)(22)	Employment Agreement, dated January 1, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2012).
(d)(23)	Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Kevin Beam, dated January 10, 2012 (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed on March 15, 2012).
(d)(24)	Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Don Hawk, dated January 10, 2012 (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed on March 15, 2012).
(d)(25)	Employment Agreement, dated May 4, 2012, by and between the Company and Janice Kelliher (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2012).
(d)(26)	Employment Agreement by and between the Company and Michael Cotoia dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 9, 2016).
(d)(27)	Employment Agreement by and between the Company and Gregory Strakosch dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 9, 2016).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX